Filed by Lumentum Holdings Inc.

Pursuant to Rule 425 Under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Coherent, Inc.

Commission File No.: 001-33962

The following communication was first made available on January 19, 2021.

Lumentum Holdings Inc. and Coherent, Inc.

Combination Conference Call

January 19, 2021

Lumentum Holdings, Inc. and Coherent, Inc. Combination Conference Call, January 19, 2021

C O R P O R A T E   P A R T I C I P A N T S

Jim Fanucchi, Managing Director/Head of West Coast Operations, Darrow Associates, Inc.

Alan Lowe, President and Chief Executive Officer, Lumentum Holdings Inc.

Any Mattes, President and Chief Executive Officer, Coherent, Inc.

Wajid Ali, Executive Vice President and Chief Financial Officer, Lumentum Holdings Inc.

Chris Coldren, Senior Vice President , Strategy and Corporate Development, Lumentum Holdings Inc.

C O N F E R E N C E   C A L L   P A R T I C I P A N T S

Simon Leopold, Raymond James

Rod Hall, Goldman Sachs

Tom O’Malley, Barclays

John Marchetti, Stifel

Meta Marshall, Morgan Stanley

Christopher Rolland, Susquehanna International Group

Grace Zhou, Goldman Sachs

Tim Savageaux, Northland Capital Markets

Samik Chatterjee, JPMorgan

P R E S E N T A T I O N

Operator

Good morning. My name is Roccio and I will be your conference operator today. At this time, I would like to welcome everyone to the Lumentum and Coherent Combination Conference Call.

All lines have been placed on mute to prevent any background noise. After the speakers’ remarks, there will be a question and answer session. The call is scheduled for one hour. As a reminder, today’s call is being recorded.

At this time, I’d like to turn the conference over to Jim Fanucchi of Darrow Associates. Sir, please go ahead.

Lumentum Holdings, Inc. and Coherent, Inc. Combination Conference Call, January 19, 2021

Jim Fanucchi

Thank you, Operator. Welcome to our call to discuss this morning’s announcement that Lumentum is acquiring Coherent.

This is Jim Fanucchi from Darrow Associates, assisting Lumentum with its Investor Relations. Joining the call today from Lumentum’s Management Team, we have Alan Lowe, President and Chief Executive Officer, Wajid Ali, Chief Financial Officer, and Chris Coldren, Senior Vice President of Strategy and Corporate Development. Also joining this morning’s call is Andy Mattes, Coherent’s President and Chief Executive Officer.

Please note that this call will include forward-looking statements, including statements regarding our expectations regarding the acquisition, including expected synergies, future financial and operating results of the combined company, expectations regarding accretion, benefits to customers, and time to closing, as well as strategies of the combined company and the markets in which we operate, including trends in those markets and growth opportunities. These statements are subject to risks and uncertainties that could cause actual results to differ materially from our current expectations.

We encourage you to review our most recent filing with the SEC, particularly the Risk Factors described in our quarterly report on Form 10-Q for the quarter ended September 26, 2020, and the Risk Factors described in Coherent’s Annual Report on Form 10-K, both of which have been filed with the SEC, as well as those in the S-4, to be filed by Lumentum with the SEC at a future date, and in the documents which are incorporated by reference therein.

The forward-looking statements we provide during this call, including projections for future performance, are based on our reasonable beliefs and expectations as of today. Neither Lumentum nor Coherent undertake any obligation to update these statements, except as required by applicable law.

A recording of today’s call will be available by 11:30 a.m. Eastern Time this morning on Lumentum’s and Coherent’s websites.

Before handing it to Alan, some additional points.

While Lumentum and Coherent announced preliminary financial results for their respective fiscal second and first quarter, I do want to remind everyone that the focus of today’s call is the transaction the two companies jointly announced earlier this morning. Lumentum plans to release its second quarter financial results and host a call to discuss these results on February 2. A press release with these details will be issued later this week. Additional details about Lumentum’s second quarter results will be provided and discussed then. Coherent expects to release its full first quarter financial results the second week of February.

For those following along with the presentation posted on our website, please turn to Slide 5.

I will now turn the call over to Alan.

Alan Lowe

Thank you, Jim. Good morning, everyone, and thank you for joining us on such short notice.

This is a very exciting day. Earlier this morning, Lumentum announced that it will acquire Coherent, uniting two complementary industry leaders, to accelerate the future of photonics. The combination creates a leady, highly-diversified photonics technology company with significant increased scale and market reach. The combination also accelerates Lumentum’s penetration of the significant opportunity for lasers and photonics outside of optical communications and 3D sensing.

Lumentum Holdings, Inc. and Coherent, Inc. Combination Conference Call, January 19, 2021

Before we get into more detail about the many compelling benefits of the combination, we will provide a brief overview of each company and the key positions we have in our markets.

Please turn to Slide 6.

For those of you on the call who are new to Lumentum, we are a leader in multiple growing market segments that benefit from the capabilities of photonics. The type of products and technology we supply help accelerate the speed and scale of the world’s Internet, cloud data centers and 5G networks. The unfolding computer vision revolution is just now underway and is driving applications enabled by our photonics technology, including biometric facial recognition, computational photography, LIDAR, and augmented and virtual realty.

In our five years as a public company, we have made great strides in executing our strategy to grow and win, which is grounded in leveraging our broad technology and manufacturing capabilities, investing in and creating the best-performing and highest quality products, and developing and nurturing close relationships with market-leading customers by enabling them to win.

As part of this strategy, we have also successfully executed on other transactions. For example, we closed our acquisition of Oclaro two years ago and since then, we have achieved the objectives we set out when we announced the transaction. We have positioned ourselves as leaders in telecom and datacom transmission solutions, and we significantly exceeded our synergy targets. We’ve integrated our teams, operations and systems. Today is another big step forward that advances our strategic objectives and we expect to build upon our track record of successfully integrating acquisitions. We are confident we can achieve the goals of this transaction.

I’m now happy to turn the call over to Andy Mattes, Coherent’s President and Chief Executive Officer, who is here to tell you more about Coherent and why he believes this combination is so compelling. Andy?

Andy Mattes

Thank you, Alan. Good morning, everyone. I’m pleased to be here with you today, and, Alan, I share your enthusiasm for the future of our two great companies and their combination.

For those of you who are unfamiliar with Coherent, we are one of the world’s leading laser and optics supplier for the microelectronics, precision manufacturing, instrumentation, and aerospace and defense end markets. Coherent has a 50-year history in photonics and lasers, over which time we have developed a portfolio of industry-leading products, built one of the most recognizable and respected brands in the industry, and generated a strong customer base. We are most well known for our strength in OLED display manufacturing.

On our last earnings call, I outlined the core elements of Coherent’s (audio interference) certain key end markets, long-term market trends, and operational efficiency. I believe combining with Lumentum can significantly accelerate these strategies and further position us for success. The combination will accelerate photonics innovation and expand our addressable market, improve operational efficiency, and leveraging the scale and experience of the combined organization.

This combination is beneficial for all our stakeholders. The transaction delivers immediate and substantial value to our stockholders through a cash and stock consideration, with a significant premium, as well as meaningful participation in the long-term success of the combined company. Our talented and committed employees will benefit from new and exciting career opportunities as a result of the enhanced scale and breadth of the combined, growing company, and our customers will benefit from a stronger supplier with a much broader set of capabilities, committed to advancing lasers and photonics over the long run. We are confident that Lumentum is the right partner for Coherent’s next phase of growth and are excited to get to work to pave the way forward for the photonics industry for the next 50 years, and beyond.

Lumentum Holdings, Inc. and Coherent, Inc. Combination Conference Call, January 19, 2021

Lastly, I want to recognize the success that Alan and the Lumentum team has achieved over the past few years in the industry. I’m confident that they share many of the same priorities and passions that we have for our organization going forward, and look forward to working closely with Alan and his team to capture this great opportunity.

Alan Lowe

Thank you, Andy, for the kind remarks and for your leadership in getting us to this day.

I’d now like to walk everyone through the compelling strategic and financial benefits of this combination.

Please turn to Slide 7 of the presentation.

The combination of Lumentum and Coherent will create a leading photonics technology company with an expansive global customer base and a well-diversified revenue mix. The combined company will have exposure to large and diverse photonics market segments, and will have room for growth. Uniting Lumentum and Coherent brings together highly complementary products and technologies, and expands on our intersection with the value chains of important secular trends that are increasingly utilizing photonics. The combined organization will be well equipped to accelerate innovation, pursue catalysts for future growth, and drive new opportunities, from conception to volume deployment. Together, we will benefit from a very capable and innovative combined R&D engine, track record of customer-centric innovation, and strong customer relationships. Combined, we will be an even better partner for each of our customers. Lumentum is strongly committed to investing in innovation and manufacturing capabilities to deliver on customers’ photonics needs today and into the future. Finally, the combination will deliver substantial run rate synergies and achieve best-in-class financial performance. Wajid will get into more detail on the financial aspects of the deal shortly.

Turning to Slide 8, Lumentum and Coherent have complementary positions in major photonics market segments. In combining with Coherent, we accelerate our exposure and penetration of the more than $10 billion market segment for lasers and photonics outside of telecom, datacom, 3D sensing and LIDAR. The combined company’s growing addressable market, at an estimated $20 billion in calendar year 2020, provides ample room for accelerated top line growth.

Now, turning to Slide 9, the added market exposure and relevance I outlined materially diversifies our revenue mix in terms of end markets and customers. This combination will establish us as one of the largest photonics technology companies, with nearly $3 billion of combined photonics revenue over the last 12 months. As we have seen over the past several years, scale matters. Both of our businesses benefit from economies of scale and operating leverage. Combining allows us to increase these benefits. Large scale increases global market reach, R&D and manufacturing resources, and the ability to shift resources and funding to address new opportunities and to make investments in fundamental technologies.

Slides 10 and 11 highlight important strategic aspects of this transaction. This transaction expands our opportunities to intersect key megatrends at multiple points along their value chains, where photonics can bring value.

On Slide 10, Lumentum’s products today serving the telecom, Datacom, 3D sensing and LIDAR markets fall on the right side of the chart. These types of products are embedded in the operation of consumer electronic devices, cloud data centers, communication systems, and, over time, next generation vehicles. Combining with Coherent, we get a broader exposure to the other end applications where photonics are embedded, such as in the life sciences and aerospace and defense, which you will see on the next slide.

Lumentum Holdings, Inc. and Coherent, Inc. Combination Conference Call, January 19, 2021

The combination with Coherent also brings significant exposure to other portions of the value chain for the applications I’ve mentioned and many more we don’t participate in today. This includes significant exposure to the photonics used in scientific and research applications and in the manufacturing of a wide range of high-value microelectronics and materials used in consumer electronic devices, communication systems and electric vehicles.

Turning to Slide 11, combining with Coherent significantly increases our exposure and relevance to the key applications shown here and position us at the forefront of many long-term growth trends. The COVID-19 pandemic has underscored the importance of diagnostic tools which are increasingly dependent upon lasers and photonics. In combining, we gain significant exposure to the instrumentation and life sciences end markets. Likewise, the aerospace and defense end markets are increasingly turning to lasers and photonics in new applications.

All aspects of life, work, education, entertainment, social interaction and health and wellbeing are driving staggering increases in the bandwidths traversing the world’s communication and cloud data center networks. With 5G starting to roll out globally, demand for the world’s cloud and communication networks will only further increase. Laser-based 3D sensing and LIDAR are increasingly being used in a wide range of applications to improve security, safety and quality of life. These trends will drive strong, long-term demand for our telecom, datacom and 3D sensing photonics products. These trends will also drive new generations of increasing volumes of micro-electronic products, including semiconductor chips, OLED displays, and other microelectronics used in 5G, communication systems and consumer electronic devices. As I mentioned on the prior slide, Coherent brings us significant new exposure to the manufacturing of these items and allows us to participate in microelectronics supply chains, in addition to photonics supply chains. Additionally, addressing climate change is increasingly important and is driving the transition to new electric vehicles in energy storage solutions. Lasers and photonics are increasingly being utilized in the manufacturing supply chain for these important applications. In summarizing, while remaining a photonics technology company, combining with Coherent significantly increases our exposure to the growth related to the transition to 5G and electric vehicles, consumer electronics trends, and the necessary hardware to support the staggering growth in communications and cloud bandwidths.

With that, I will now hand it over to Wajid to provide more details on the financial terms and benefits of the transaction. Wajid?

Wajid Ali

Thank you, Alan. Good morning, everyone.

Under the terms of the transaction, which has been unanimously approved by the Board of Directors of both companies, Coherent’s stockholders will receive $100 per share in cash and 1.1851 shares of Lumentum common stock for each Coherent share they own. This equates to a total transaction value of approximately $5.7 billion. At closing, Coherent stockholders are expected to own approximately 27% of the combined company.

In addition, two Coherent Board members will be appointed to the Lumentum Board in connection with the closing, and the Board will be expanded to nine Directors.

We currently expect the transaction to close in the second half of calendar year 2021, subject to the approval by Lumentum’s and Coherent’s stockholders, regulatory approvals, and other customary closing conditions.

Lumentum Holdings, Inc. and Coherent, Inc. Combination Conference Call, January 19, 2021

We expect this transaction to deliver significant financial benefits and drive enhanced value for our stockholders. Given the complementary nature of our businesses, we expect to generate more than $150 million of annual run rate synergies within 24 months of the close of the transaction, driven by increased efficiencies in manufacturing capabilities, supply chain cost reductions, and alignment of business processes and infrastructure. For modeling purposes, we believe these expense synergies will be approximately two-thirds in the area of cost of goods sold and one-third in operating expenses. The transaction is also expected to be accretive to the combined company’s non-GAAP earnings per share during the first full year after close.

While not included in our synergy estimates, over the longer run, we are targeting additional growth in revenue and earnings from new product differentiation that results from the combined company’s innovation engine in both existing and new markets. As you have heard this morning, and in our prior earnings call, we expect to continue to invest strongly in R&D, given the growth opportunities ahead for us.

Turning to Slide 13, the cash portion of the transaction is being financed through $1 billion of cash from the combined balance sheets and $2.1 billion from a fully committed Term Loan B credit facility that will be available at the time of close. The stock portion will be funded through the issuance of 29.9 million additional Lumentum shares. I note that part of the cash will be used to pay down some of Coherent’s current debt. At the time of this announcement, the incremental $2.1 billion of term debt is in addition to Lumentum’s existing $1.5 million in convertible debt and results in a net debt position of approximately $2.3 billion, and a total gross leverage ratio of 3.9 and a net leverage ratio of 2.5. This includes approximately $150 million of synergies and is based on the last 12 months of combined company per forma EBITDA. With the anticipated growth in both companies, especially relative to the last 12 months, which included the impact of COVID-19 to both businesses, the leverage ratio may be lower at the time of the closing. Similar to our last acquisition, we will be very focused on quickly attaining acquisition synergies and de-levering our balance sheet.

Turning to Slides 14 and 15, I would now like to provide you with an update on the strong preliminary fiscal second quarter results we also announced earlier this morning. We expect net revenue for the second quarter to be approximately $478.8 million. We expect GAAP operating margin will be in the range of 22.6% to 24.1%, and GAAP diluted net income per share will be in the range of $0.98 to $1.06. We expect non-GAAP operating margin will be in the range of 34% to 35.5%, and non-GAAP diluted net income per share will be in the range of $1.91 to $1.99.

As highlighted in the press release with our preliminary financial results, we anticipate scheduling our Q2 Fiscal Year ’21 earnings call to be on February 2. We look forward to discussing our results and providing third quarter guidance then. A press release with that call’s details will come later this week.

Now, I’ll hand it back to Alan for his closing remarks.

Alan Lowe

Thanks, Wajid.

Before we conclude the call, I want to reiterate how excited we are about the benefits of this combination for our stakeholders. For customers, we are committed to the photonics market and to strongly invest in innovation and manufacturing capabilities to deliver on customers’ needs today and into the future. The combined company will have a larger global footprint and a broader portfolio of products and technology relevant to customers who increasingly need a broader array of photonics solutions. Importantly, we expect the transaction will create new and exciting career opportunities for our employees, as we become a larger and more broadly-focused and growing company. Lastly, as we’ve discussed in detail, we believe this transaction will create significant value for our stockholders. We will be creating a company with even stronger and more diverse long-term growth opportunities and sustainable technology positions. We are prepared to quickly execute plans to attain synergies and pay down debt incurred in connection with this transaction.

Lumentum Holdings, Inc. and Coherent, Inc. Combination Conference Call, January 19, 2021

I want to thank you all for joining us here today. We hope you share our excitement about this announcement, which will enable us to unite two global industry leaders to accelerate the future of photonics. As I often say on our earnings call, the future is truly bright at Lumentum, and with the addition of Coherent, it will be even brighter.

With that, I’ll turn the call back over to Jim to start the Q&A session. Jim?

Jim Fanucchi

Thank you, Alan.

We recognize we had a lot to go over today and we want to be mindful of the time. To help ensure we can get to as many people as possible, I would like to ask everyone to limit discussion to one question and one follow-up.

Operator, please take our first question.

Operator

Thank you, sir. As a reminder to everyone, if you would like to ask a question, please press star, then one to enter the queue, and if your question has been addressed and you’d like to remove yourself, please press star, then two.

Today’s first question comes from Simon Leopold with Raymond James. Please go ahead.

Simon Leopold

Great. Thank you for taking the question, I have to imagine you’re prepared to answer. It has to do with obtaining—and given what we’ve observed over the last couple of years of other deals, I just want to make sure I understand what sets your expectations regarding obtaining approval from SAMR, and then I’ve got a follow-up.

Andy Lowe

Yes, hi, Simon, good morning, and thanks for the question. We’ve looked at this transaction for quite some time, and then really admiring Coherent and the team there. Through the process of digging, to today, we certainly have had a lot of advisors advising us on SAMR and antitrust, and I think the complementary nature of our product lines, and the advice we’re getting, it says that we should have a timely approval from all the regulatory approvals that we need, and so, from that perspective, I think we don’t expect any delays.

Simon Leopold

Thank you. Then, just as a follow-up, it does appear to be that Coherent’s gross margins are lower than Lumentum, even lower than Lumentum’s similar products, the industrial commercial lasers, and I want to see if you could help explain what that’s about, whether it has to do with any differences in accounting treatment, or what might explain that, and how you would expect the gross margin might be following the synergies. Thank you.

Lumentum Holdings, Inc. and Coherent, Inc. Combination Conference Call, January 19, 2021

Wajid Ali

Yes, hi there, Simon, it’s Wajid. Yes, you’re absolutely right, the gross margins for Coherent’s business is lower than Lumentum’s. It’s not really due to differences in accounting treatment. The accounting treatment is pretty similar to how we run our business. We spoke about the $150 million of synergies we’re expecting within the first 24 months of the close of the transaction, and two-thirds of that $150 million are expected to flow through cost of sales. Clearly, we expect to see Coherent’s gross margins improve as we exit the first year, as well as the second year. We’re also—if you’ve followed Coherent for some time, you know that, historically, Coherent has also had much higher gross margins than they’ve achieved very recently, and so we see that cycle coming back for us, and so we’ll see some tailwind there, as well. So, I think we’re well positioned, we’ve got a lot of experience in executing on synergies, and I think that doesn’t need to be said enough, with how well we did with Oclaro, and then on top of that, the cycle coming back with Coherent should just be a nice tailwind, as well. So, we expect very good gross margins out of the Coherent business, and to have two strong segments within our company, both with just phenomenal gross margins.

Simon Leopold

Thank you.

Operator

Our next question today comes from Rod Hall with Goldman Sachs. Please go ahead.

Rod Hall

Yes, hi, guys. Thanks for the question and doing the call so quickly here. I wanted to ask about the Coherent laser annealing business for OLED. We understand that’s how they make most of their money. I’m curious, what’s the synergy between that business and your own smartphone supply business might be, or if there is any, and then also curious whether, you know, if you could go into a little bit more on other applications you see for these technologies, that would allow you to add more revenue beyond just that annealing process, and then I have another question.

Alan Lowe

Andy, why don’t you take the question about annealing and then we can talk about kind of the customer synergies after that?

Andy Mattes

Yes, happy to. Annealing is one of the key markets that Coherent is in. It’s a very important piece of our portfolio, it’s a very large and accretive piece of our portfolio, and we see this as a very strong market as we go into this exciting combination. To the extent that that’s going forward, we think a lot of goodness is going to come for all of our customers, once you start combining our businesses.

Alan Lowe

Chris, do you have anything to add there? I mean, I do think that the complementary nature of our product lines, not only in lasers but across the product portfolio, really give us the ability to have positive revenue synergies with relationships that this combination really brings to the combined company. I think there’s lots of opportunities to be able to really grow in the future. It’s really a matter of having two great teams come together and figure out how to work together to allow our customers to win, and when they win, we’ll win.

Lumentum Holdings, Inc. and Coherent, Inc. Combination Conference Call, January 19, 2021

Rod Hall

Yes, what I’m getting out of it, they both—they’re different buyers. I mean, one is a direct buyer for a smartphone and the other is upstream from that, and I was curious whether that—it sounds like there’s maybe revenue synergies, but I wasn’t clear how that might come together. It sounded like, Chris, you were going to answer that.

Christopher Coldren

Yes, I was going to amplify on that, Rod. I think you’re headed in the right direction. Certainly, there’s differences within the direct organization that the product might go to on the two sides of the combined company, but, nonetheless, these very large customers that buy microelectronics, they buy or build displays, they may be incorporating 3D sensing, at the end of the day, having a broader portfolio capabilities and technologies to engage those customers with increases our relevance, it moves us up the list of suppliers that they want to have strategic relationships with, and so it pays dividends, as Alan said, from literally coming up and engineering great new products, but as well building those relationships with those key customers, their executive teams, their senior technology and supply chain teams. So, we do think that there’s certainly a lot of benefit from just the narrow business we’re talking about here in laser annealing, but the same thing is true as you start talking about more broadly other products that supply into the microelectronics supply chain.

Something that Alan hit on in the prepared remarks, and that is our exposure on the Lumentum side over time, it’s really just an optical devices that go into the application, whether that’s 3D sensing lasers that go into smartphones or the optical components that go into communication systems, but in combining with Coherent, we then have exposure to, essentially, the electronics supply chain, microelectronics, semiconductors, displays, etc., so it really broadens the exposure that we get on ultimately the same end drivers that are driving our existing Lumentum business. So, we think that’s really an important factor.

Rod Hall

Okay, thank you, and then the follow-up was just on the $150 million of synergies. I wouldn’t have expected two-thirds to be in COGS, so could you guys dive into that a little bit more in detail and explain, maybe, Wajid, you could do that, and how—why that is the case, you’re combining manufacturing facilities, or some sort of manufacturing synergies, help us understand that, and then the other third of it, it’s in that central cost, but maybe talk to us about whether there’s potential upside to that? Thanks.

Wajid Ali

I’m not going to talk about whether there’s potential upside to that. We’ll certainly keep you updated, like we did with the Oclaro synergies, and provide you updates on a quarterly basis on how we’re doing, but for now, I think we should keep the $150 million in front of us.

A lot of what we did with Oclaro, we’re looking to mimic that with Coherent. We’ve taken a look at the manufacturing footprint of Coherent and taken a look at where we think we can provide better efficiencies and where we can potentially provide some level of consolidation, and whether that’s with our own manufacturing operations or whether that’s entirely eliminating some of the finance, as well. So, as we’ve gone through that, we’ve gotten a lot of comfort level around most of the synergies being in cost of goods sold.

In addition to that, one of the things that really worked well for us was raw material savings with the Oclaro acquisition. When we took a look at the details of Coherent’s bill of materials and their MRP, we saw a lot of opportunity there and a lot of overlap with the suppliers that we work with, as well as the materials we buy, and so that was the other area of opportunity for us.

Lumentum Holdings, Inc. and Coherent, Inc. Combination Conference Call, January 19, 2021

There’s also some opportunity for consolidation within our fixed manufacturing overhead, as well. As you can appreciate, that can give us a lot of leverage on the upside, and so that’s how we’re thinking about manufacturing.

On the operating expense side, Alan mentioned earlier in the prepared remarks, when we purchased Oclaro, we actually increased our overall R&D spending as our company grew, and so most of the operating expense synergies that we’ll see will be in common infrastructure, and things of that nature, as you can appreciate, as well as public company costs that we expect will just come off right away pretty quickly, as soon as we close the transaction.

So, that’s how we’re thinking about it.

Rod Hall

Great. All right, thank you.

Operator

Our next (audio interference).

Tom

Good morning, guys. Thanks for taking my question. My first one’s really about the crossover in commercial lasers and materials processing in relation to one another, between the two companies. I’ve heard commentary from both of you guys about how that market’s become inundated with more competition in China, and clearly it’s struggled kind of over the last year. Can you talk about, one, does the combination and scale change that outlook, and, two—Andy, you walked away from some business there earlier in the year—is there a new focus, are you going to be doubling down there, or will be there additional paring in those areas?

Andy Lowe

Yes, thanks, Tom. We’re not going to get into details of the innovation planning that we’re about to start, but I’d say that we do believe, with respect to the scale, that, for instance—I think you’re implying about the fiber laser business—we have a very successful fiber laser business. We have a successful partnership with a very large customer. We think we can continue to leverage that partnership and expand upon it, both within that leading customer, but also by combining the two companies together and being one, we think we’re going to have a lot of opportunity to really grow that business, both at the component level, at the subsystem level, and at the fiber laser level. So, I think the opportunity is huge and really opens the door for us to really grow that macro-machining business for the combined company.

Tom

Great, and then my second one was on the A&D side. Andy, you recently mentioned that this was a new focus of the business. Perhaps you can talk to how the integration will help grow that business? Given it was going to be such a point of focus here over the next year, how does Lumentum technology kind of help expand upon the initial goals there from the Coherent side?

Andy Mattes

Happy to, and without going into too many details, that we still all have to work out in our integration teams, but just if you think about the focus and the encouraging early successes that Coherent has in our A&D business, and then you take all the IT that Lumentum has in its sensing business, and you also think about all the IT that Lumentum has in photonics-based circuits, without going into an R&D planning roadmap here, you can envision that there will be many exciting opportunities to broaden the portfolio and to be more relevant to our customers, and it will be a growing segment for the combined company going forward.

Lumentum Holdings, Inc. and Coherent, Inc. Combination Conference Call, January 19, 2021

Tom

Thanks, guys.

Operator

Our next question today comes from John Marchetti with Stifel. Please go ahead.

John Marchetti

Thanks very much. Alan, I’m wondering if you could just address for a moment maybe what this deal suggests for the communications optical market for you? Obviously, with some of the consolidation that’s happened there, and your commanding position particularly on the telecom side, the move to really just providing chips on the datacom side, is this deal sort of suggesting that maybe the growth rate there is somewhat limited to whatever the market is and there’s not really an opportunity for more share gains? Just how to think about maybe the underlying trends within that optical communications business, given the deal today?

Alan Lowe

Yes, thanks, John, for the question. I’d say that this is right in the wheelhouse of our strategy, which is really to make sure that we capitalize on the core technology that we have between the two companies to grow and expand within all of our markets. I’d say, specific to your question on telecom and datacom, that business has been muted with respect to this calendar year ’20, and I think that the demand sure hasn’t slowed down, so our outlook for telecom and datacom is as strong as it’s ever been, and I think that as vaccines get rolled out, we’re very optimistic about how deployments of our new leading-edge products, both in 400-, 600- and 800-gig transmission, as well as next generation ROADMs, where we have a very compelling customer value statement with those products, will really roll out in a meaningful way. This has no reflection in our confidence in the outlook for telecom and datacom, and, in fact, I’m as excited about that part of the market as I have been in quite some time.

John Marchetti

Then, maybe just as a follow-up to that, Alan, how do we think about the significant increase in overall company revenue that’s now exposed to consumer electronics, and particularly within the handsets? With Coherent’s OLED business and your 3D sensing business, there’s an awful lot of focus now on the consumer electronics market, which we know is subject to a lot of different share shifts, and some things of that nature. So, I guess, from that exposure, market exposure, how do you think about some of the puts and takes and the risk there?

Alan Lowe

I’ll let Chris take that one. Go ahead, Chris.

Christopher Coldren

Yes, John, good morning. I think you hit the nail on the head, that we great increased exposure to the consumer electronics. We get increased exposure to the cloud data center market, we get increased exposure to the optical communications market, and I’m underscoring that because of the role that the combined company’s products play not even—or the components that go into those infrastructure, as well as the manufacturing of the semiconductors, and many other things that go into it.

Lumentum Holdings, Inc. and Coherent, Inc. Combination Conference Call, January 19, 2021

With regards to the consumer electronics side, we think there’s a lot of transitions underway, whether that’s LCD going to OLED, and other advanced flat panel technologies that will drive more and more use of Coherent’s technology, the transition from 4G to 5G, and there’s something that comes after OLED and there’s something that comes after 5G, that again will require that strategic partnership between us and those leading end customers. I think it’s something that we’ve said repeatedly, about how we view our role in the world and how we believe—or at least our customers tell us our role, as an extension of their advanced development teams—so that as we work together with a broader suite of capabilities with those big consumer electronics customers, we can essentially architect the future together. The fact that we get another way of getting exposure, and just the very nature of where technology dollars are being spent and we’re trying to optimize, as we said in the prepared remarks, of all of these long-term trends that are unfolding.

John Marchetti

Thank you, Chris.

Operator

Our next question today comes from Meta Marshall with Morgan Stanley. Please go ahead.

Meta Marshall

Great, thanks. Maybe just a couple of logistics ones. The Oclaro deal, there were a number of businesses that you kind of exited or had revenue dyssynergies from. Is there any expectations of businesses that you might exit or there might be some overlap that we should be mindful of? Then, maybe just a second question on—understanding you plan to pay down the leverage quickly, but is there just a target leverage we should be thinking of that you’d like to operate at? Thanks.

Alan Lowe

Yes, hi, Meta. I’ll take the first one and then let Wajid answer the leverage question.

I’d say that we’re really excited about today. The announcement of bringing the two great companies together is what we’re focused on. I think the next stage of the combination is really to do the innovation planning, and through that innovation planning, we’ll figure out how to really strengthen and accelerate the innovation of some of the great product lines that come with Coherent, and then figure out how to get those $150 million of synergies, or more. I’d say that there’s nothing on the chopping block, that we know of today, that would be product exits, but are not ruling that out.

To your point, as we showed with Oclaro, this kind of a transaction really gives us an opportunity to look at how do we make sure we’re focused on the right and growing products and markets, and how do we maybe lessen our focus on ones that are going in the other direction., and I think over the coming weeks and months, we’ll have that more vetted out and we’ll share that with you.

Wajid?

Wajid Ali

Yes, hi, Meta. If you take a look at our current combined leverage, we’re sitting at currently under 2.5 times, and so we’re going to be moving up to 3.9 times, at least at the beginning. Our comfort level is to get it back down to under 2.5 times, from a gross leverage standpoint. We feel quite comfortable, with the combined company’s EBITDA, as well as the Capex requirements, that we’ll be able to get there pretty quickly. I don’t want to give a timeframe right now, but our expectation is we’ll be able to get down to under 2.5 times gross debt to EBITDA in a pretty short period of time.

Lumentum Holdings, Inc. and Coherent, Inc. Combination Conference Call, January 19, 2021

Meta Marshall

Great, thanks.

Operator

Our next question today comes from Christopher Rolland with Susquehanna International Group. Please go ahead.

Christopher Rolland

Hey, guys. I guess my first question is kind of, given premiums for stocks that are trading out there in the industry today, why did you guys think that now was the right time to do this deal, what was the thinking behind the timing here? Then, secondly, any other details as to why you felt the premium that you paid for the stock here was necessary. Thank you.

Alan Lowe

Yes, hi, Christopher. I think we’re not going to comment on the timing issue, other than to say Coherent is the crown jewel of the lasers industry and we’re super-excited about the combination. Through the negotiations, we think we have come to agreement on a fair and equitable price that’s good for our shareholders, good for their shareholders, and the mix of cash and stock also gives their shareholders an ability to play on the upside as we really integrate and grow the business and take advantage of this huge market that we’re really opening up. So, I think, from that perspective, it’s a win/win all around.

Christopher Rolland

Great, and then, as we look at the synergies breakdown here, the COGS, your synergies are really impressive here, and you hinted on where we might be getting some of that, but any more detail there would be great. More specifically, I’m wondering is there—were there pricing issues, were they pricing below market in certain areas, do you plan to tweak pricing, exactly where in the manufacturing process are you expected to unlock all of these synergies? Then, kind of related to this, as well, SGA as a percentage of semiconductor deals is significantly higher for everyone else and I’m wondering why it’s so small for you guys as a percentage of total. For many of the deals we’ve looked at, we’ve been able to eliminate 40% of SG&A costs and we’re nowhere close that for this, and so I’m wondering where the delta between those deals and this deal are. Thank you.

Alan Lowe

Sure. Thanks, Christopher. I’ll take the COGS question and then ask Wajid to cover the SG&A.

I think, if you paid attention to Andy’s recent earnings call, he’s been talking about “good to great” and the plans that they have in place to really drive gross margins and really optimize the efficiency of the manufacturing operation. I think, as we combine, that just accelerates our ability to execute upon what Andy’s been talking about. It’s really nothing different than what Andy has been outlining and highlighting in the calls, and I think, together, we really accelerate that ability to capture the things that already are on the roadmap. Again, it’s early days, and through the next several weeks and months, we’ll get into the innovation planning, so we’ll work on that acceleration of the “good to great” plan that Andy and his team have really developed. I’m super-impressed with their team and how they’ve looked at everything within the company, and so I think that that’s really what we’re focused on.

Lumentum Holdings, Inc. and Coherent, Inc. Combination Conference Call, January 19, 2021

Wajid, do you want to take the SG&A matter?

Wajid Ali

Yes, sure. There were kind of a couple of different questions within that SG&A. First of all, why is it that, as Lumentum, we’ve been running SG&A so tightly, I think that really shows what happened after we combined with Oclaro. We were able to take our fixed SG&A base and really leverage it quite well with the additional revenues that we had once we combined with Oclaro.

With Coherent, as it relates to Coherent, you mentioned that 40% number, I’d really take Coherent’s SG&A and break it out into S and then G&A.

As far as the S portion is concerned, Coherent’s business is expected to grow. We expect it to grow, Coherent expects it to grow. Our expectation is that we will continue to find leverage in S, but we will probably continue to invest in S, as that portion of the business grows.

Now, on the G&A side, which is really where we were able to find benefit with Oclaro, we see a lot of opportunity with Coherent, as well. We’ve given you our estimate for now, in terms of the two-third, one-third, we’d like to keep with that, but, yes, there’s certainly a lot of opportunity on the G&A side and how we can leverage that with one combined company, but at this point in time, we’re not going to make any commitments beyond what we’ve already said.

Christopher Rolland

Super-helpful. Thanks, Wajid.

Operator

Our next question today comes from Brian Lee with Goldman Sachs. Please go ahead.

Grace Zhou

Hi, good morning. This is Grace Zhou on for Brian. I have two questions. For Coherent’s industrial laser business, that business hasn’t been very profitable over the years, particularly relative to the OLED side. Any thoughts on how to adjust that and what this combination can do specifically to improve gross margins for that segment?

Andy Mattes

Grace, just very simply, we’ve started our “good to great” transformation. Alan has just pointed out to it. This combination will put our “good to great” transformation on the HOV line. We will be able to move even faster. If you take a look at the preliminary earnings that Coherent announced this morning, you can see our gross margins are already starting to move in the right direction.

Grace Zhou

Okay. Also, you mentioned the vertical integration a catalyst for the deal in terms of Coherent. There’s been a certain strategy in place for a while, but what else are you referring to on the vertical integration strategy that could result in more synergies and cost benefits?

Lumentum Holdings, Inc. and Coherent, Inc. Combination Conference Call, January 19, 2021

Alan Lowe

Yes, I think everything is on the table, and I think, as we get together with the very impressive Coherent Management Team, we’ll work on the integration plan and what that means for vertical integration. We’ve already looked at some opportunities for more product in-feeds from one to the other, and I think we’re going to continue to look at how we take advantage of that. I think, as we look at the innovation planning, that stuff will be vetted out.

Andy, do you want to comment, as well, on this?

Andy Mattes

Yes. Just to focus the lens going forward, there’s some really exciting some markets. If you listened to Alan’s prepared remarks, Lumentum has a very strong position in the EV market. Coherent has a very strong position and a very unique application with its ARM laser in this market. There’s many things that we will be able to work on, that our teams will be able to put on the drawing boards, and that our customers will benefit from when it comes to new product offerings, so super-excited about enhancing the portfolio.

Grace

Okay, great. Thanks for the color.

Operator

Our next question today comes from Tim Savageaux with Northland Capital Markets. Please go ahead.

Tim Savageaux

Hi, good morning. You’ve kind of circled around this a bit, but as you look at synergy potential on the gross margin side, to what extent do you expect manufacturing outsourcing to play a significant role there?

Wajid Ali

I think that that’s a great question, Tim. Like Alan mentioned, we are going to be going through our integration planning. We have some initial thoughts around what type of outsourcing activities can take place, and we’ve looked at some of the cost and benefits for that, but at this point in time, kind of making any specific comments about how we’re going to be outsourcing some of the manufacturing is a little bit early, but that’s certainly on the table as a critical pillar, in terms of how we pull out costs from the Coherent manufacturing footprint.

Tim Savageaux

Great, and to follow up there, gross margins are a bit higher this morning, but, in general, Coherent’s margins are not dissimilar to Oclaro’s at the time of the acquisition and you were able to put upwards of 1,000 basis points on those. This question was kind of asked before, but I’m going to try it in a different way, which is are there any analogies to the kind of module device dynamic that was so critical in the Oclaro integration, which is to say maybe there’s something farther upstream that’s lower margin and some core device or laser value that’s higher margin, that would allow you to kind of do something similar to what you did there? Thanks.

Christopher Coldren

Hey, Tim. This is Chris, I’ll take that one. Let’s backpedal slightly, and then get to that. First is, I think that we need to highlight we’re coming off of, in the laser space, a pretty rough time period, coming from COVID-19, and some other things that have happened ahead of that. So, first of all, I think, when we talk about Coherent’s gross margins, we really need to think about what they will be at more normalized run rates than the current run rate. If you look at our lasers business, margins are higher, but that’s also because of the common scale we have in the company, that our lasers business leverages the strength that we’re having in the rest of our businesses in telecom, etc. So, I think, on a combined basis, we get that benefit of sort of shared infrastructure costs, if you will, the diversification benefit, if you will, and operating leverage benefit. At the end of the day, very different end markets, the products are different, but the underlying technologies, how you put them together, the fundamental materials are very much the same. Then, we layer on vertical integration. There is lots of vertical integration capability or opportunities, multiple ways within the company, of technologies we have that can supply into Coherent’s products today, and vice-versa.

Lumentum Holdings, Inc. and Coherent, Inc. Combination Conference Call, January 19, 2021

But, then, to your point about module systems, there’s certainly opportunity both in two phases, I would say. With the Oclaro acquisition, it was a little more making decisions that might be more difficult to make as a standalone company, but as a larger, combined company, they might be willing to make a little more quickly and swiftly. But, then, on top of that, and I think this is more unique in the laser space than they’re perhaps in the communication space, is the opportunity to move up, not just down, if you will, the tech stack, as we did with the Oclaro acquisition and the datacom business. So, opportunities to actually bring more product and value together for our customers, in a sense, moving up the food chain, and I’m not saying competing with those customers, I’m saying offering more of their share of—or getting more share of their wallet with the combined capability subsystems, I think is the way Andy and his team have characterized that, or the pieces going into why we believe over the long run—that the incremental gross margin coming from the Coherent business over the long run is not inconsistent with our gross margin goals for the company, and something that we should continue to emphasize over and over. This is a very strategic transaction based on not the next six months, but the next, as Coherent talks about, 50 years. Not to suggest that we’re—if you look at the synergy numbers and the accretion timeline, we think this is going to be a very good transaction financially in the short to medium term, but this is really about the long term and what can be done together.

Operator

Ladies and gentlemen, we have time for one more question, and our last question today comes from Samik Chatterjee with JPMorgan. Please go ahead.

Samik Chatterjee

Hey, guys. Thanks for squeezing me in. I just wanted to start off with a more broader question about the $10.6 billion that you outlined for Coherent, if you could kind of give me bit more color around as what are the bigger drivers. More importantly, when I think about growth opportunities, which are the end markets that are more important in terms of growth, or how would you really quantify the growth for that $10.6 billion in addressable market, and I have a follow-up? Thank you.

Christopher Coldren

Certainly, for that full $10.6 billion, that’s a comprehensive market, if you will. I think, if you were to look at market research reports, it’s in the 5% plus kind of CAGR, but if you look at it from the standpoint of where we’re choosing to play and optimizing our businesses, where we’re, even on a combined basis, only a portion, a smaller portion of that entire market, and so as we focus on where the growth opportunities are in new materials, advanced semiconductor chips—Andy alluded to opportunities as the transition to electric vehicles, transition to 5G, transition to OLED. These are all driving substantial volumes, if you will, in the laser space. As well, the two areas that we’ve just touched on slightly, but life sciences and the world’s experience with COVID-19 is certainly going to place a lot of focus on more affordable instrumentation that chips and volumes—certainly not the volumes we’re talking about in datacom and 3D sensing, but volumes that are much more substantial than, let’s say, in the recent past for Coherent and its peers. Then, as well, the aerospace and defense area, where Lumentum’s revenue exposure there is quite limited, and in Coherent’s space, larger than ours, but more limited than what it really could be, and then as we look at it on a combined basis, the new opportunities for growth there. So, I think there’s a lot of major growth drivers that will enable us to grow substantially faster than the overall markets that’s in that $10 billion market estimate.

Lumentum Holdings, Inc. and Coherent, Inc. Combination Conference Call, January 19, 2021

Andy Mattes

Let me just add three more examples, Chris. Just think about the growth that’s going to come in OLED, micro-LED, all screens are going to have annealing going forward. Think about what’s happening in the semi industry, it’s booming. Look at what’s happening in VR drilling in the API space. This is a classic case where lasers are doing a monster transition of the production records that customers have, because it’s a land grab, where you replace traditional mechanical drills with lasers.

Let me just sum up with where Chris started. This decade is going to be the decade of photonics, also, in the manufacturing space, and by combining our two companies, we will fully be able to not only utilize it, we will be able to drive this change and be at the front end of it.

Samik Chatterjee

Got it, and if I can just quickly, I have a follow-up question here on Lumentum’s preliminary results today. You had solid revenue trends on the top line, on the headline number. I’m just curious, given the kind of strong results that we’ve seen from most of the Apple supply chain, any changes in relation to the segment level, as to how things came in related to your guidance last quarter, particularly in terms of upside or downside to 3D sensing? Thank you.

Wajid Ali

Yes, hi, Samik. Like we said at the beginning of the call, we’re going to talk about the great acquisition that we’ve just done, the combination with Coherent. We have a conference call scheduled for February 2, we’ll talk more about our results at that time. We had strong results in Q2, but we’ll talk a lot more about the details, as well as our guidance for Q3, at that conference call. Okay?

Operator

Thank you. This concludes our question and answer session. I’d like to turn the conference back over to Jim Fanucchi for any final remarks.

Alan Lowe

Sorry, Jim, just before you get started, I want to say just one more thing before we wrap up, and that’s around how excited I am about the combined entity teams. I think what we saw when we put the two brilliant teams, between Oclaro and Lumentum, together, they came up with incredible ideas about how to really out-innovate our competitors, and I think we have even more opportunity with the Coherent team. I’ve been super-impressed with them and I can’t wait till we are able to get the two teams together and come up with some incredible ideas about how we allow our customers to win. I just wanted to say that at the end, because it is an incredible, exciting day for us and for all of our customers, and hopefully all of our stockholders, as well.

So, Jim, why don’t you go ahead and wrap it up?

Lumentum Holdings, Inc. and Coherent, Inc. Combination Conference Call, January 19, 2021

Jim Fanucchi

Great, Alan, thank you very much, and thank you, everybody, for joining our call today, we do want to thank you for attending, and we do look forward to talking with you again in the future. Have a great day.

Important Information and Where to Find It

This communication is being made in respect of a proposed business combination involving Lumentum Holdings Inc. (“Lumentum”) and Coherent, Inc. (“Coherent”). In connection with the proposed transaction, Lumentum will file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a joint proxy statement of Coherent and Lumentum and that also will constitute a prospectus with respect to shares of Lumentum’s common stock to be issued in the proposed transaction (the “Joint Proxy Statement/Prospectus”). Coherent and Lumentum may also file other documents with the SEC regarding the proposed transaction. This communication is not a substitute for the Joint Proxy Statement/Prospectus or any other document which Coherent or Lumentum may file with the SEC. INVESTORS, COHERENT STOCKHOLDERS AND LUMENTUM STOCKHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain these materials (when they are available) and filed free of charge at the SEC’s website, www.sec.gov. Copies of documents filed with the SEC by Lumentum (when they become available) may be obtained free of charge on Lumentum’s website at www.lumentum.com or by contacting Lumentum’s Investor Relations Department at investor.relations@lumentum.com. Copies of documents filed with the SEC by Coherent (when they become available) may be obtained free of charge on Coherent’s website at https://investors.coherent.com/ by contacting Coherent’s Investor Relations at investor.relations@coherent.com.

Participants in the Solicitation

Coherent or Lumentum and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Coherent’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in Coherent’s proxy statement for its 2020 annual meeting of stockholders which was filed with the SEC on April 6, 2020. Information regarding Lumentum’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in Lumentum’s proxy statement for its 2020 annual meeting of stockholders which was filed with the SEC on September 25, 2020. Coherent stockholders and Lumentum stockholders may obtain additional information regarding the direct and indirect interests of the participants in the solicitation of proxies in connection with the proposed transaction, including the interests of Coherent and Lumentum directors and executive officers in the transaction, which may be different than those of Coherent and Lumentum stockholders generally, by reading the Joint Proxy Statement/Prospectus and any other relevant documents that are filed or will be filed with the SEC relating to the transaction. You may obtain free copies of these documents using the sources indicated above.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Lumentum Holdings, Inc. and Coherent, Inc. Combination Conference Call, January 19, 2021

Cautionary Note Regarding Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are based on Coherent’s and Lumentum’s current expectations, estimates and projections about the expected date of closing of the proposed transaction and the potential benefits thereof, its business and industry, management’s beliefs and certain assumptions made by Coherent and Lumentum, all of which are subject to change. In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “could,” “seek,” “see,” “will,” “may,” “would,” “might,” “potentially,” “estimate,” “continue,” “expect,” “target,” similar expressions or the negatives of these words or other comparable terminology that convey uncertainty of future events or outcomes. All forward-looking statements by their nature address matters that involve risks and uncertainties, many of which are beyond our control, and are not guarantees of future results, such as statements about the consummation of the proposed transaction and the anticipated benefits thereof. These and other forward-looking statements are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements. Accordingly, there are or will be important factors that could cause actual results to differ materially from those indicated in such statements and, therefore, you should not place undue reliance on any such statements and caution must be exercised in relying on forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to: (i) the completion of the proposed transaction on anticipated terms and timing, including obtaining stockholder and regulatory approvals, anticipated tax treatment, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, expansion and growth of Coherent’s and Lumentum’s businesses and other conditions to the completion of the transaction; (ii) failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the transaction or integrating the businesses of Coherent and Lumentum; (iii) the impact of the COVID-19 pandemic and related private and public sector measures on Coherent’s business and general economic conditions; (iv) risks associated with the recovery of global and regional economies from the negative effects of the COVID-19 pandemic and related private and public sector measures; (v) Coherent’s and Lumentum’s ability to implement its business strategy; (vi) pricing trends, including Coherent’s and Lumentum’s ability to achieve economies of scale; (vii) potential litigation relating to the proposed transaction that could be instituted against Coherent, Lumentum or their respective directors; (viii) the risk that disruptions from the proposed transaction will harm Coherent’s or Lumentum’s business, including current plans and operations; (ix) the ability of Coherent or Lumentum to retain and hire key personnel; (x) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed transaction; (xi) uncertainty as to the long-term value of Lumentum common stock; (xii) legislative, regulatory and economic developments affecting Coherent’s and Lumentum’s businesses; (xiii) general economic and market developments and conditions; (xiv) the evolving legal, regulatory and tax regimes under which Coherent and Lumentum operate; (xv) potential business uncertainty, including changes to existing business relationships, during the pendency of the merger that could affect Coherent’s and/or Lumentum’s financial performance; (xvi) restrictions during the pendency of the proposed transaction that may impact Coherent’s or Lumentum’s ability to pursue certain business opportunities or strategic transactions; (xvii) unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as Coherent’s and Lumentum’s response to any of the aforementioned factors; (xviii) geopolitical conditions, including trade and national security policies and export controls and executive orders relating thereto, and worldwide government economic policies, including trade relations between the United States and China; (xix) Coherent’s ability to provide a safe working environment for members during the COVID-19 pandemic or any other public health crises, including pandemics or epidemics; and (xx) failure to receive the approval of the stockholders of Lumentum and/or Coherent. These risks, as well as other risks associated with the proposed transaction, are more fully discussed in the joint proxy statement/prospectus to be filed with the SEC in connection with the proposed transaction. While the list of factors presented here is, and the list of factors presented in the joint proxy statement/prospectus will be, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on Coherent’s or Lumentum’s consolidated financial condition, results of operations, or liquidity. Neither Coherent nor Lumentum assumes any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.